Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

July 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg

Erin Jaskot

Re:	Healthy Choice Wellness Corp.

Amendment No. 5 to Registration Statement on Form S-1

Response dated July 19, 2024

File No. 333-274435

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 19, 2024 regarding the Company’s Amendment No. 5 to registration statement on Form S-1 submitted to the Commission on June 26, 2024 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

The Staff’s comments are repeated below and are followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 5.

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United States Securities and Exchange Commission July 24, 2024 Page 2

Amendment No. 5 to Form S-1

Prospectus Cover Page, page ii

1.	Please disclose prominently on the prospectus cover page that Healthy Choice Wellness Corp will be spun-off from Healthier Choices Management Corp, which currently is quoted on the OTC Pink at $0.0001 and has a 52-week range of $0.0000 - $0.0001. Disclose that HCMC prior to the spin-off is substantially the same company as HCWC after the spin-off, yet the offering price of $9.00 to $11.00 is substantially greater than the OTC Pink quotation of $0.0001.

RESPONSE: The Company acknowledges the Staff’s comment and Amendment No. 5 includes the requested disclosure on the cover page of the prospectus.

Risk Factors, page 4

2.	You disclose that one of the factors considered in determining the offering price was the valuation prepared by Newbridge Securities Corporation in February 2024. Please add risk factor disclosure in the front of the risk factors section indicating that the price of the July 19, 2024 offering and the value of HCMC as reported in the valuation report are substantially higher than the current quotation price of Healthier Choices Management of $0.0001 on OTC Pink. Disclose the comparable companies used in the valuation report, such as Costco Wholesale Corporation, Sysco Corporation and Casey’s General Stores, Inc. and indicate the annual revenues and market capitalization for these comparable companies and how this compares to HCWC. Discuss the difference in industry focus of companies such as Costco with companies like HCMC, as HCMC appears to operate in a more specialized market than Costco. Indicate the risks of using these companies as comparables in the valuation analysis, including in the discounted cash flow analysis, and how this could have influenced or impacted the implied equity value of HCMC. Disclose the risk to investors if the market value of HCMC, once listed on the exchange, is significantly lower than the value in the valuation report.

RESPONSE: The Company acknowledges the Staff’s comment and Amendment No. 5 includes a new risk factor that

●	indicates that the price of the Offering and the value of HCMC as reported in the valuation report are substantially higher than the current quotation price of Healthier Choices Management on OTC Pink;

●	discloses industry focus, annual revenues and market capitalization of comparable companies used in the Newbridge Securities Corporation February 2024 valuation;

●	outlines the risks of using these companies as comparables in the valuation analysis; and

●	discloses the risk to investors if the market value of HCWC, once listed on the exchange, is significantly lower than the value in the valuation report.

United States Securities and Exchange Commission July 24, 2024 Page 3

Neither we nor HCMC can assure you as to the trading price..., page 13

3.	Please revise here to disclose the most recent quotation price of HCMC on OTC Pink as compared to the price range for this offering of $9.00 to $11.00. Quantify the trading price of HCMC if it is less than the quotation price of HCMC prior to the Spin-Off, as you disclose is possible. Indicate that, aside from certain intellectual property, the business of HCMC before the spin-off and HCWC after the spin-off are identical. Elsewhere that you discuss the trading price or market price of HCWC, indicate that its pre-spin-off quotation on OTC Pink is $0.0001.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of Amendment No. 5 to (1) include the most recent quotation price and (2) provide disclosure on the material differences between HCMC business prior to the Spin Off and the HCWC business after the Spin Off. We have referenced the HCMC most recent quotation price elsewhere in Amendment No. 5 where applicable to the HCWC trading price post Spin-Off.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

cc: John Ollet